EXHIBIT 99.1

Foremost Clean Energy to Issue Shares to Denison Mines Corp. Under Investor Rights Agreement and Strengthen its Treasury by Over $1 Million

VANCOUVER, British Columbia, Sept. 03, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) announces that further to the Amended & Restated Investor Rights Agreement dated July 23, 2025 (the “Denison IRA”) between the Company and Denison Mines Corp. (“Denison”, TSX: DML, NYSE American: DNN), Denison notified the Company of its intention to subscribe for common shares pursuant to its equity participation right relating to certain share issuances completed by the Company (see press release June 14, 2025). The share issuances were related to warrant exercises, and for property payments including the Company’s final property payment for its Jean Lake Lithium/Gold Property (see press release dated July 16, 2025).

In connection with the exercise of the equity participation right, the Company will issue 485,000 common shares to Denison at a price of $2.20 per share for aggregate consideration of $1,067,000 (the "Private Placement"). The issuance is in accordance with the Denison IRA and has been approved by the Canadian Securities Exchange ("CSE"). Following completion of the Private Placement, Denison will own approximately 19.17% of Foremost’s common shares outstanding. The common shares that will be issued pursuant to the Private Placement are subject to a hold period of four (4) months and one (1) day from the date of issuance in accordance with applicable securities laws. A copy of the Denison IRA is available on the Company's SEDAR+ profile.

"We are very pleased with Denison's continued financial and operational support, which underscores its commitment to our unique collaboration," said Jason Barnard, President & CEO of Foremost. "Having a strategic ally of Denison's caliber exercise its participation rights is a strong validation of our shared vision and the prospective nature of our assets. This additional capital strengthens our treasury at an ideal time, enabling us to continue executing our planned exploration. Our primary focus remains on advancing our Athabasca Basin portfolio and delivering on our operational objectives for the year.”

The proceeds from the Private Placement will be used to advance exploration for the Company’s 330,000 acres/133,500+ hectare Athabasca Basin uranium portfolio and for general corporate purposes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option from Denison to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to statements regarding the completion of the Private Placement and the expected use of proceeds thereof. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.